ZENTEK LTD.

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO

THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY, OCTOBER 5, 2023

Dated August 28, 2023

ZENTEK LTD.

24 Corporate Court

Guelph, Ontario N1G 5G5

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of shareholders of Zentek Ltd. (the "Corporation") will be held on Thursday, October 5, 2023, at the hour of 4:00 p.m. (Eastern time), at the Delta Guelph Hotel, 50 Stone Road West, Guelph, Ontario N1G 0A9, for the following purposes:

1. to receive and consider the audited consolidated financial statements of the Corporation for the year ended March 31, 2023, and the report of the auditors thereon;

2. to elect the directors of the Corporation;

3. to appoint the auditors of the Corporation and to authorize the directors of the Corporation to fix their remuneration;

4. to approve and confirm the omnibus long-term incentive plan of the Corporation; and

5. to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his or her duly executed form of proxy with the Corporation's transfer agent and registrar, TSX Trust Company, at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1 not later than 4:00 p.m. (Eastern time) on Tuesday, October 3, 2023, or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned meeting.

Shareholders who are unable to attend the Meeting in person are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Corporation has by resolution fixed the close of business on Friday, August 25, 2023, as the record date, being the date for the determination of the registered holders of common shares of the Corporation entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.

NOTICE-AND-ACCESS

Notice is also hereby given that the Corporation has decided to use the notice-and-access method of delivery of meeting materials for the Meeting for beneficial owners of common shares of the Corporation ("Non-Registered Holders") and for registered shareholders. The notice-and-access method of delivery of meeting materials allows the Corporation to deliver the meeting materials over the internet in accordance with the notice-and-access rules adopted by the Ontario Securities Commission under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer. Under the notice-and-access system, registered shareholders will receive a form of proxy and the Non-Registered Holders will receive a voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of the notice of Meeting, the management information circular, the annual consolidated financial statements of the Corporation for the financial year ended March 31, 2023, and related management's discussion and analysis and other meeting materials (collectively the "Meeting Materials"), shareholders receive a notification with information on how they may access such materials electronically.

The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing the Meeting Materials to shareholders. Shareholders are reminded to view the Meeting Materials prior to voting. The Corporation will not be adopting stratification procedures in relation to the use of notice-and access provisions.

Websites Where Meeting Materials Are Posted:

Meeting Materials can be viewed online under the Corporation's profile at www.sedarplus.ca or on the website of TSX Trust Company, the Corporation's transfer agent and registrar, at https://docs.tsxtrust.com/2387. The Meeting Materials will remain posted on the TSX Trust Company's website at least until the date that is one year after the date the Meeting Materials were posted.

How to Obtain Paper Copies of the Meeting Materials

Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Meeting Materials are posted on the TSX Trust Company's website. In order to receive a paper copy of the Meeting Materials or if you have questions concerning notice-and-access, please contact the Corporation's transfer agent and registrar, TSX Trust Company, by calling toll free at 1-866-600-5869 or by email at tsxtis@tmx.com. Requests should be received by 4:00 p.m. (Eastern time) on September 26, 2023, in order to receive the Meeting Materials in advance of the Meeting.

The accompanying management information circular provides additional detailed information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this notice of annual meeting. Additional information about the Corporation and its financial statements are also available on the Corporation's profile at www.sedarplus.ca.

DATED this 28th day of August, 2023.

BY ORDER OF THE BOARD

"Dr. Francis Dubé" (signed)

Chairman, Chief Operating Officer and Director

ZENTEK LTD.

24 Corporate Court

Guelph, Ontario N1G 5G5

MANAGEMENT INFORMATION CIRCULAR

This information is given as of August 28, 2023, unless stated otherwise

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF ZENTEK LTD. (the "Corporation") of proxies to be used at the annual and special meeting of shareholders of the Corporation to be held on Thursday, October 5, 2023, at Delta Guelph Hotel, 50 Stone Road West, Guelph, Ontario N1G 0A9 at 4:00 p.m. (Eastern time), and at any adjournment or postponement thereof (the "Meeting") for the purposes set out in the accompanying notice of meeting (the "Notice of Meeting"). Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other proxy solicitation services. In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries or other intermediaries to send the Notice of Meeting, this management information circular (the "Management Information Circular"), the annual consolidated financial statements of the Corporation for the financial year ended March 31, 2023, and related management's discussion and analysis and other meeting materials, if applicable (collectively the "Meeting Materials") to the beneficial owners of the common shares of the Corporation (the "Common Shares") held of record by such parties. The Corporation may reimburse such parties for reasonable fees and disbursements incurred by them in doing so. The costs of the solicitation of proxies will be borne by the Corporation. The Corporation may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the shareholders of the Corporation in favour of the matters set forth in the Notice of Meeting.

NOTICE-AND-ACCESS

The Corporation has decided to use the notice-and-access ("Notice-and-Access") rules provided under NI 54-101 for the delivery of the Meeting Materials to holders of Common Shares who appear on the records maintained by the Corporation's registrar and transfer agent as registered holders of Common Shares ("Registered Shareholder") and beneficial owners of Common Shares ("Non-Registered Holder") for the Meeting. The Notice-and-Access method of delivery of Meeting Materials allows the Corporation to deliver the Meeting Materials over the internet in accordance with the Notice-and-Access rules adopted by the Ontario Securities Commission under NI 54-101.

A Registered Shareholder will receive a form of proxy and a Non-Registered Holder will receive a voting instruction form, enabling them to vote at the Meeting. However, instead of a paper copy of the Meeting Materials, shareholders receive only a notice with information on the date, location and purpose of the Meeting, as well as information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing the Meeting Materials to shareholders. Shareholders are reminded to view the Meeting Materials prior to voting. Materials can be viewed online under the Corporation's profile at www.sedarplus.ca or on the website of TSX Trust Company, the Corporation's transfer agent and registrar, at https://docs.tsxtrust.com/2387. The Meeting Materials will remain posted on the TSX Trust Company's website at least until the date that is one year after the date the Meeting Materials were posted. The Corporation will not be adopting stratification procedures in relation to the use of Notice-and-Access provisions.

Shareholders may always request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Meeting Materials are posted on the TSX Trust Company's website. In order to receive a paper copy of the Meeting Materials or if you have questions concerning Notice-and-Access, please contact TSX Trust Company, the Corporation's transfer agent and registrar, by calling toll-free at 1-866-600-5869 or by email at tsxtis@tmx.com. Requests should be received by September 26, 2023, in order to receive the Meeting Materials in advance of the Meeting date.

APPOINTMENT AND REVOCATION OF PROXIES

A Registered Shareholder may vote in person at the Meeting or may appoint another person to represent such Registered Shareholder as proxy and to vote the Common Shares of such Registered Shareholder at the Meeting. In order to appoint another person as proxy, a Registered Shareholder must complete, execute and deliver the form of proxy accompanying this Management Information Circular, or another proper form of proxy, in the manner specified in the Notice of Meeting.

The purpose of a form of proxy is to designate persons who will vote on the shareholder's behalf in accordance with the instructions given by the shareholder in the form of proxy. The persons named in the enclosed form of proxy are officers or directors of the Corporation. A REGISTERED SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION, TO REPRESENT HIM, HER OR IT AT THE MEETING MAY DO SO BY FILLING IN THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. A Registered Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed form of proxy with the Corporation's transfer agent and registrar, TSX Trust Company (the "Transfer Agent"), not later than 4:00 p.m. (Eastern time) on Tuesday, October 3, 2023, or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting at which the form of proxy is to be used. A form of proxy should be executed by the Registered Shareholder or his or her attorney duly authorized in writing or, if the Registered Shareholder is a corporation, by an officer or attorney thereof duly authorized.

Proxies may be deposited with the Transfer Agent using one of the following methods:

By Mail or Hand Delivery:	TSX Trust Company 100 Adelaide Street West, Suite 301 Toronto, Ontario M5H 4H1
By Fax:	(416) 595-9593
By Internet:	www.voteproxyonline.com You will need to provide your 12 digit control number (located on the form of proxy accompanying this Management Information Circular).

A Registered Shareholder attending the Meeting has the right to vote in person and, if he or she does so, his or her form of proxy is nullified with respect to the matters such person votes upon at the Meeting and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

A Registered Shareholder who has given a form of proxy may revoke the form of proxy at any time prior to using it: (a) by depositing an instrument in writing, including another completed form of proxy, executed by such Registered Shareholder or by his or her attorney authorized in writing or by electronic signature or, if the Registered Shareholder is a corporation, by an authorized officer or attorney thereof at, or by transmitting by telephone or electronic means, a revocation signed, subject to the Business Corporations Act (Ontario), by electronic signature, to (i) the registered office of the Corporation, located at 24 Corporate Court, Guelph, Ontario N1G 5G5, at any time prior to 5:00 p.m. (Eastern time) on the last business day preceding the day of the Meeting or any adjournment thereof or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof; or (b) in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

The Common Shares represented by proxies in favour of management nominees will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any ballot that may be called for and, if a Registered Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Common Shares represented by the proxy shall be voted accordingly. Where no choice is specified, the proxy will confer discretionary authority and will be voted for the election of directors, for the appointment of auditors and the authorization of the directors to fix their remuneration and for each item of special business, as stated elsewhere in this Management Information Circular.

The enclosed form of proxy also confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting in such manner as such nominee in his judgment may determine. At the time of printing this Management Information Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

ADVICE TO NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders of the Corporation do not hold Common Shares in their own name. Only Registered Shareholders or the persons they appoint as their proxies are permitted to attend and vote at the Meeting and only forms of proxy deposited by Registered Shareholders will be recognized and acted upon at the Meeting. Common Shares beneficially owned by a Non-Registered Holder are registered either: (i) in the name of an intermediary (an "Intermediary") with whom the Non-Registered Holder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) (each a "Clearing Agency") of which the Intermediary is a participant. Accordingly, such Intermediaries and Clearing Agencies would be the Registered Shareholders and would appear as such on the list maintained by the Transfer Agent. Non-Registered Holders do not appear on the list of the Registered Shareholders maintained by the Transfer Agent.

Distribution of Meeting Materials to Non-Registered Holders

In accordance with the requirements of NI 54-101, the Corporation has distributed copies of the Meeting Materials to the Clearing Agencies and Intermediaries for onward distribution to Non-Registered Holders as well as directly to NOBOs (as defined below).

Non-Registered Holders fall into two categories - those who object to their identity being known to the issuers of securities which they own ("OBOs") and those who do not object to their identity being made known to the issuers of the securities which they own ("NOBOs"). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from Intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials to such NOBOs.

If you are a NOBO and the Corporation or its agent has sent the Meeting Materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the Common Shares on your behalf.

The Corporation's OBOs can expect to be contacted by their Intermediary. The Corporation does not intend to pay for Intermediaries to deliver the Meeting Materials to OBOs and it is the responsibility of such Intermediaries to ensure delivery of the Meeting Materials to their OBOs.

Voting by Non-Registered Holders

The Common Shares held by Non-Registered Holders can only be voted or withheld from voting at the direction of the Non-Registered Holder. Without specific instructions, Intermediaries or Clearing Agencies are prohibited from voting Common Shares on behalf of Non-Registered Holders. Therefore, each Non-Registered Holder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

The various Intermediaries have their own mailing procedures and provide their own return instructions to Non-Registered Holders, which should be carefully followed by Non-Registered Holders in order to ensure that their Common Shares are voted at the Meeting.

Non-Registered Holders will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form (a "VIF"). If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder's behalf), the VIF must be completed, signed and returned in accordance with the directions on the form.

or,

Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder's behalf), the Non-Registered Holder must complete and sign the form of proxy in accordance with the directions on the form.

Voting by Non-Registered Holders at the Meeting

Although a Non-Registered Holder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of an Intermediary or a Clearing Agency, a Non-Registered Holder may attend the Meeting as proxyholder for the Registered Shareholder who holds Common Shares beneficially owned by such Non-Registered Holder and vote such Common Shares as a proxyholder. A Non-Registered Holder who wishes to attend the Meeting and to vote their Common Shares as proxyholder for the Registered Shareholder who holds Common Shares beneficially owned by such Non-Registered Holder, should (a) if they received a VIF, follow the directions indicated on the VIF; or (b) if they received a form of proxy strike out the names of the persons named in the form of proxy and insert the Non-Registered Holder's or its nominees name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those instructions regarding when and where the VIF or the form of proxy is to be delivered.

All references to shareholders in the Meeting Materials are to Registered Shareholders as set forth on the list of registered shareholders of the Corporation as maintained by the Transfer Agent, unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value. As of August 25, 2023 (the "Record Date"), there are a total of 100,988,919 Common Shares issued and outstanding.

Only Registered Shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting. On a show of hands, every Registered Shareholder and proxy holder will have one vote and, on a poll, every Registered Shareholder present in person or represented by proxy will have one vote for each Common Share held.

To the knowledge of the directors and executive officers of the Corporation, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to the outstanding Common Shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Corporation who has held such position at any time since the beginning of the Corporation's last financial year, each proposed nominee for election as a director of the Corporation, and associates or affiliates of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the board of directors of the Corporation (the "Board"), the matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1. PRESENTATION OF FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the year ended March 31, 2023, and the report of the auditors thereon will be placed before the shareholders at the Meeting. No vote will be taken on the consolidated financial statements. The consolidated financial statements and additional information concerning the Corporation are available under the Corporation's profile at www.sedarplus.ca.

2. ELECTION OF DIRECTORS

The Board currently consists of six (6) directors. At the Meeting, seven (7) directors will be nominated by management for election as directors for the ensuing year. The following table states the names of the persons nominated by management for election as directors, any offices with the Corporation currently held by them, their principal occupations or employment, the period or periods of service as directors of the Corporation and the approximate number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by them as of the date hereof.

Name, province or state and country of residence and position, if any, held in the Corporation	Principal Occupation	Served as Director of the Corporation since	Number of Common Shares beneficially owned, directly or indirectly, or controlled or directed at present(1)	Percentage of Voting Shares Owned or Controlled
Greg Fenton(4)(5) St. James, Barbados Chief Executive Officer and Director	Chief Executive Officer of the Corporation and Corporate Director	July 11, 2018	2,880,780(6)	2.85%
Dr. Francis Dubé Ontario, Canada Chairman, Chief Operating Officer and Director	Chairman and Chief Operating Officer of the Corporation, Corporate Director and Optometrist.	May 11, 2018	1,049,423(7)	1.04%
Brian Bosse Ontario, Canada Director	Chief Executive Officer of Albany Graphite Corp. and Director at IC Capitalight Corp. and Corporate Director	May 11, 2018	599,086	0.60%
Eric Wallman(2)(3)(4)(5) Manitoba, Canada Director	Senior Vice-President, Finance and Administration at Bothwell Cheese, Board Member of the Western Dairy Council and Corporate Director	May 11, 2018	405,385(8)	0.40%
Ilse Treurnicht(2)(3)(4) Ontario, Canada Director	Managing Partner, TwinRiver Capital, Chair of the Public Policy Forum and Director of the Equality Fund	July 5, 2022	nil	n/a
Lisa Sim(2) British Columbia, Canada Director	Partner at Miller Thomson LLP and member of their Executive Committee	June 1, 2023	nil	n/a
John Snisarenko(3)(5) Massachusetts, United States of America Proposed Director	Board Member of Alimera Sciences Inc.	Proposed	nil	n/a

Notes:

(1) The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(2) Current member of the Audit Committee.

(3) Proposed member of the Audit Committee.

(4) Current member of the Compensation Committee.

(5) Proposed member of the Compensation Committee.

(6) 34,000 Common Shares are held directly and 2,846,780 Common Shares are held by Artisan Investments Inc., a corporation controlled by Mr. Fenton.

(7) 984,423 Common Shares are held directly and 65,000 Common Shares are held by a family trust, which is controlled by Dr. Dubé.

(8) 358,785 Common Shares are held directly, 24,900 Common Shares are held by PTM Investment Club, a corporation controlled by Mr. Wallman, and 21,700 Common Shares are held by Ms. Brenda Wallman, Mr. Wallman's wife, which Common Shares Mr. Wallman has control and direction over.

Nominees' Principal Occupations

The principal occupations of the director nominees during the past five years are as follows:

Greg Fenton: Mr. Fenton is the Chief Executive Officer and a director of the Corporation. Prior thereto, Mr. Fenton was the Chief Strategy Officer of the Corporation (September 27, 2019 to December 7, 2020). Mr. Fenton is currently the President at Fortem Partners International Limited (2016 to present) and is a Corporate Director.

Dr. Francis Dubé: Dr. Dubé is the Chairman of the Board, the Chief Operating Officer, and a director of the Corporation. Prior thereto, Dr. Dubé was the Chief Executive Officer and Executive Chairman of the Corporation (April 2, 2019 to December 7, 2020). In addition, Dr. Dubé is a Corporate Director and an Optometrist.

Brian Bosse: Mr. Bosse is currently the Chief Executive Officer of Albany Graphite Corp., a subsidiary of the Corporation and a director of the Corporation. Prior thereto, Mr. Bosse was the Chief Operating Officer of the Corporation (May 16, 2022 to July 7, 2023), Chief Financial Officer of the Corporation (September 14, 2018 to May 16, 2022), an officer and a director at IC Capitalight Corp. and is currently a Corporate Director.

Eric Wallman: Mr. Wallman is a director of the Corporation. Mr. Wallman is the Senior Vice-President, Finance and Administration at Bothwell Cheese, Board Member of the Western Dairy Council, and a Corporate Director.

Ilse Treurnicht: Ms. Treurnicht holds a DPhil in chemistry from Oxford University in the United Kingdom, which she attended as a Rhodes Scholar. Ms. Treurnicht is Managing Partner of TwinRiver Capital, an impact investment firm focused on advancing positive environmental and social impact while delivering strong financial returns. Ms. Treurnicht also brings several years of senior Board-level experience to the Corporation, currently serving as Chair of the Public Policy Forum, and a director of the Equality Fund.

Lisa Sim: Ms. Sim is a director of the Corporation. She is a partner with Miller Thomson LLP and a member of the firm's Executive Committee. During the past five years, Ms. Sim has practiced intellectual property law with a focus on protecting, commercializing, and managing the intellectual assets of her clients. She is a registered patent agent in Canada and the United States, as well as a registered Canadian trademark agent. Prior to pursuing a career in law, Ms. Sim completed graduate work in microbiology. She then worked for several years as IP counsel at other leading intellectual property law firms before joining Miller Thomson LLP.

John Snisarenko: Mr. Snisarenko is a 35 year veteran of the pharmaceutical/biotech industry with specific focus in ophthalmology and eye care, currently serving as an independent director, board member and advisor in the ophthalmology therapeutic area. Mr. Snisarenko is currently an independent board member of Alimera Sciences Inc. Prior thereto, he was Chief Commercial Officer of Oyster Point Pharma Inc. from September 2019 to July 2022. Prior thereto, he served as Group Vice-President and Head of Ophthalmology Franchise for Novartis Pharmaceuticals Corp. from July 2019 to September 2019 and for Takeda Pharmaceuticals U.S.A., Inc. from June 2017 to June 2019.

The term of office of each director will be from the date of the Meeting at which he or she is elected until the next annual meeting, or until his or her successor is elected or appointed.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ELECTION OF THE ABOVE-NAMED NOMINEES UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. Management has no reason to believe that any of the nominees will be unable to serve as a director but, IF A NOMINEE IS, FOR ANY REASON, UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE REMAINING NOMINEES AND MAY BE VOTED FOR A SUBSTITUTE NOMINEE UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS.

Corporate Cease Trade Orders or Bankruptcies

No proposed director, within 10 years before the date of this Management Information Circular, has been a director, chief executive officer or chief financial officer of any company that:

(a) was subject to: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively an "Order") and that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director, within 10 years before the date of this Management Information Circular, has been a director or executive officer of any company that, while the proposed director was acting in that capacity, or within a year of the proposed director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

None of the proposed directors of the Corporation have, within the 10 years before the date of this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Penalties and Sanctions

None of the proposed directors of the Corporation have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

3. APPOINTMENT OF AUDITOR

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF BDO CANADA LLP, CHARTERED PROFESSIONAL ACCOUNTANTS AS AUDITORS OF THE CORPORATION TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. BDO Canada LLP, Chartered Professional Accountants were first appointed as the auditors of the Corporation on March 21, 2022.

4. APPROVAL AND CONFIRMATION OF OMNIBUS LONG-TERM INCENTIVE PLAN

The Corporation adopted an omnibus long-term incentive plan (the "LTIP") to allow for a variety of equity-based awards that provide different types of incentives to be granted to certain executive officers, employees and consultants (in the case of options ("Options"), performance share units ("PSUs") and restricted share units ("RSUs"). Options, PSUs and RSUs are collectively referred to herein as "Awards". Each Award will represent the right to receive Common Shares, or in the case of PSUs and RSUs, Common Shares or cash, in accordance with the terms of the LTIP. The LTIP was last approved by the shareholders at the annual and special meeting of shareholders held on September 29, 2022.

The maximum number of Common Shares reserved for issuance pursuant to the exercise of Options in the aggregate, under the Option portion of the LTIP will be 10% of the aggregate number of Common Shares issued and outstanding from time to time. In addition, the aggregate number of Options, PSUs and RSUs issuable to all participants must not exceed 10%. For the purposes of calculating the maximum number of Common Shares reserved for issuance under the LTIP, any issuance from treasury by the Corporation that is issued in reliance upon an exemption under applicable stock exchange rules applicable to equity-based compensation arrangements used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of the Corporation shall not be included. All of the Common Shares covered by the cancelled or terminated Awards will automatically become available Common Shares for the purposes of Awards that may be subsequently granted under the LTIP.

The principal features of the LTIP are described in more detail below in the section entitled "Statement of Executive Compensation - Securities Authorized for Issuance Under Equity Compensation Plans".

The LTIP is a "rolling" and "fixed" equity compensation plan and, under Policy 4.4 of the TSX Venture Exchange ("TSXV"), a listed company on the TSXV is required to obtain the approval of its shareholders for a "rolling" and "fixed" equity compensation plan at each annual meeting of shareholders. Accordingly, shareholders will be asked to approve the following resolution:

"BE IT RESOLVED THAT:

1. the omnibus long-term incentive plan of the Corporation as described in the management information circular dated August 28, 2023, be and it is hereby approved, confirmed and ratified."

In accordance with the policies of the TSXV, the LTIP must be approved by the majority of votes cast at the Meeting on the resolution.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL AND CONFIRMATION OF THE LTIP UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER COMMON SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Management Information Circular, a named executive officer ("Named Executive Officer") of the Corporation means each of the following individuals:

(a) the chief executive officer of the Corporation;

(b) the chief financial officer of the Corporation;

(c) each of the Corporation's three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 - Statement of Executive Compensation, for that financial year; and

(d) each individual who would be a Named Executive Officer under paragraph (c) above but for the fact that the individual was neither an executive officer of the Corporation nor acting in a similar capacity, at the end of that financial year.

During the year ended March 31, 2023, the Corporation had the following Named Executive Officers: Greg Fenton, Chief Executive Officer of the Corporation, Wendy Ford, Chief Financial Officer of the Corporation, Francis Dubé, Chairman and Chief Operating Officer (appointed after the year ended March 31, 2023) of the Corporation, Brian Bosse, former Chief Operating Officer and former Chief Financial Officer of the Corporation, and Peter Wood, former VP, Special Projects and former President of the Corporation.

Compensation Discussion and Analysis

Compensation Committee

The Compensation Committee's purpose is, among other things, to: (i) review and make recommendations to the Board at least annually regarding, the Corporation's remuneration and compensation policies, including short and long-term incentive compensation plans and equity-based plans, bonus plans, pension plans (if any), executive stock option plans (including the Corporation's incentive stock option plan) and grants, and benefit plans; (ii) have the sole authority to retain and terminate any compensation consultant to assist in the evaluation of director compensation, including sole authority to approve fees and other terms of the retention; (iii) review and approve at least annually all compensation arrangements with the senior executives of the Corporation; (iv) review and approve at least annually all compensation arrangements with the directors of the Corporation; and (v) review the executive compensation sections disclosed in the Corporation's management proxy circular distributed to the Shareholders in respect of the Corporations annual meetings of shareholders.

Compensation Process

The Board relies on the knowledge and experience of the directors thereon and the members of the Compensation Committee to set appropriate levels of compensation for senior officers. Neither the Corporation nor the Board, nor the Compensation Committee currently has any contractual arrangement with any executive compensation consultant who has a role in determining, or recommending the amount or form of senior officer compensation.

The Compensation Committee reviews the various elements of the Named Executive Officers' compensation in the context of the total compensation package (including salary, consulting fees and prior awards under the Corporation's stock option plan) and recommends to the Board the Named Executive Officers' compensation packages. The Compensation Committee's recommendations regarding Named Executive Officer compensation are presented to the independent members of the Board for their consideration and approval.

Principles/Objectives of the Compensation Program

The primary goal of the Corporation's executive compensation program is to attract, motivate and retain top-quality individuals at the executive level. The program is designed to ensure that the compensation provided to the Corporation's senior officers is determined with regard to the Corporation's business strategy and objectives and financial resources, and with the view of aligning the financial interests of the senior officers with the financial interests of the shareholders of the Corporation.

Compensation Program Design and Analysis of Compensation Decisions

Standard compensation arrangements for the Corporation's senior officers are composed of the following elements, which are linked to the Corporation's compensation and corporate objectives as follows:

Compensation Element	Link to Compensation Objectives	Link to Corporate Objectives
Base Salary and/or Consulting Fees	Attract and Retain	Competitive pay ensures access to skilled employees necessary to achieve corporate objectives.
Stock Options	Motivate and Reward Align interests with shareholders	Long-term incentives motivate and reward senior officers to increase shareholder value by the achievement of long- term corporate strategies and objectives.

Performance and Compensation

The Corporation is an emerging nano-technology company and has generated incipient revenue from operations to date. As a result, the use of traditional performance standards such as corporate profitability is not considered by the Board or Compensation Committee to be appropriate in the evaluation of corporate or Named Executive Officers' performance. The compensation of senior officers is based, in part, on the achievement of the Corporation's business plans. The Board did not establish any quantifiable criteria during the Last Financial Year with respect to base compensation payable or the amount of equity compensation granted to Named Executive Officers and did not benchmark against a peer group of companies.

Base Salaries and Consulting Fees

The Corporation provides senior officers with base salaries or consulting fees which represent their minimum compensation for services rendered, or expected to be rendered. Named Executive Officers' base compensation depends on the scope of their experience, responsibilities, leadership skills, performance, length of service, generally industry trends and practices competitiveness, and the Corporation's existing financial resources. Base salaries are reviewed annually by the Compensation Committee.

Awards

The grant of Awards pursuant to the Corporation's LTIP is an integral component of the compensation arrangements of the senior officers of the Corporation. The Board believes that the grant of Awards to senior officers and Common Share ownership by such officers serves to motivate such officers to strive towards the achievement of the Corporation's long-term strategic objectives, which will benefit all shareholders of the Corporation. Awards are awarded to employees of the Corporation by the Board, based on the recommendations of the Compensation Committee. Decisions with respect to Awards granted are based upon the individual's level of responsibility and their contribution towards the Corporation's goals and objectives, and additionally may be awarded in recognition of the achievement of a particular goal or extraordinary service. The Board considers the overall number of Awards that are outstanding relative to the number of outstanding Common Shares in determining whether to make any new grants of Awards and the size of such grants.

Compensation Risk Considerations

The Compensation Committee is responsible for considering, establishing and reviewing executive compensation programs, and whether the programs encourage unnecessary or excessive risk-taking. The Corporation believes the programs are balanced and do not motivate unnecessary or excessive risk-taking.The Corporation does not currently have a policy that restricts directors or Named Executive Officers from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity. However, to the knowledge of the Corporation, as of the date of hereof, no director or Named Executive Officer of the Corporation has participated in the purchase of such financial instruments.

Base salaries are fixed in amount thus do not encourage risk taking. While annual incentive awards focus on the achievement of short term or annual goals and short- term goals may encourage the taking of short-term risks at the expense of long term results, the Corporation's annual incentive award program represents a small percentage of employee's compensation opportunities. Annual incentive awards are based on various personal and company-wide achievements. Such performance goals are subjective and include achieving individual and/or corporate targets and objectives, as well as general performance in day-to-day corporate activities which would trigger the award of a bonus payment to the Named Executive Officer. The determination as to whether a target has been met is ultimately made by the Board (after receiving recommendations of the Compensation Committee) and the Board reserves the right to make positive or negative adjustments to any bonus payment if they consider them to be appropriate.

Funding of the annual incentive awards is capped at the Corporation level and the distribution of funds to the executive officers is at the discretion of the Compensation Committee. Stock option awards are important to further align employees' interests with those of the Shareholders. The ultimate value of the awards is tied to the Corporation's stock price and since awards are staggered and subject to long-term vesting schedules, they help ensure that NEOs have significant value tied in long-term stock price performance.

Performance Graph

The following graph compares the percentage change in the cumulative total shareholder return on the Common Shares with the cumulative total return of the TSX Composite Index during the period from March 31, 2019 to March 31, 2023, assuming $100 was invested and all dividends were reinvested based on the closing price of the Common Shares on March 31, 2019, March 31, 2020, March 31, 2021, March 31, 2022, and March 31, 2023 on the TSXV, the last trading days in the Corporation's fiscal years 2019, 2020, 2021, 2022, and 2023. The Common Shares began trading on the Nasdaq on March 22, 2022.

The Corporation does not at this time have a formal policy linking the past performance of the Corporation with compensation. The Corporation issues options as an incentive to the executives to enhance future performance.

Summary Compensation Table

The following table provides information for the Last Financial Year and the year ended March 31, 2023, regarding compensation earned by each of the following Named Executive Officers:

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Greg Fenton Chief Executive Officer and Director	2023	325,000	Nil	Nil	N/A	N/A	N/A	Nil	325,000
	2022	200,000	Nil	980,000	N/A	N/A	N/A	Nil	1,180,000
	2021	137,500	Nil	768,500	N/A	N/A	N/A	Nil	893,500
Wendy Ford(2) Chief Financial Officer	2023	210,000	Nil	314,000	N/A	N/A	N/A	10,500	534,500
	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Dr. Francis Dube(3) Chairman, Chief Operating Officer, Director and former Chief Executive Officer	2023	300,000	Nil	Nil	N/A	N/A	N/A	Nil	300,000
	2022	183,333	Nil	840,000	N/A	N/A	N/A	Nil	1,023,333
	2021	125,000	Nil	723,500	N/A	N/A	N/A	Nil	848,500
Brian Bosse(2)(3) Former Chief Operating Officer, former Chief Financial Officer and Director	2023	240,000	Nil	Nil	N/A	N/A	N/A	Nil	240,000
	2022	106,667	Nil	700,000	N/A	N/A	N/A	Nil	806,667
	2021	89,667	Nil	441,000	N/A	N/A	N/A	Nil	530,667
Peter Wood(4) VP, Special Projects and Former President	2023	140,000	Nil	Nil	N/A	N/A	N/A	Nil	140,000
	2022	160,165	Nil	Nil	N/A	N/A	N/A	Nil	160,165
	2021	180,000	Nil	430,000	N/A	N/A	N/A	Nil	610,000

Notes:

1. The fair value of each option-based award at the date of grant was estimated using the Black-Scholes option-pricing model to be consistent with the audited financial statements and included the following assumptions:

	2023	2022	2021
Estimated risk-free interest rate	2.5% to 3.9%	0.3% - 2.3%	0.2% - 0.3%
Expected life	3-5 years	2 - 5 years	3 - 5 years
Expected volatility (based on comparable companies)	88% to 95%	82% - 100%	75% - 92%
Expected dividends	0%	0%	0%
Forfeiture rate	0%	0%	0%
Value per option	$1.16 - $1.70	$0.92 - $3.39	$0.22 - $2.15

2. Mr. Bosse resigned as the Corporation's Chief Financial Officer on May 16, 2022, and was appointed the Chief Operating Officer on May 16, 2022. Ms. Wendy Ford was appointed the Chief Financial Officer of the Corporation on May 16, 2022, in Mr. Bosse's stead.

3. Mr. Bosse resigned as the Corporation's Chief Operating Officer on July 7, 2023, and Dr. Dubé was appointed Chief Operating Officer of the Corporation in his stead.

4. Mr. Wood resigned as the Corporation's President on January 20, 2022, and was appointed VP, Special Projects on January 20, 2022. Mr. Wood resigned as the Corporation's VP, Special Projects on July 7, 2023.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as of March 31, 2023:

Outstanding Share Awards and Option Awards

	Option-based Awards				Share-based Awards
Name	Number of Common Shares underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of Shares or Units of Shares that have not Vested (#)	Market or payout value of share awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Greg Fenton Chief Executive Officer and Director	200,000 200,000 300,000 50,000 250,000 300,000 350,000	0.50 0.53 0.40 0.40 0.75 3.32 4.25	July 3, 2023 August 23, 2023 July 17, 2024 May 8, 2025 October 6, 2025 December 30, 2025 January 14, 2027	1,536,500	N/A	N/A	N/A
Wendy Ford Chief Financial Officer	200,000	2.59	May 13, 2025	Nil	N/A	N/A	N/A
Dr. Francis Dube Chairman, Chief Operating Officer, Director and former Chief Executive Officer	300,000 400,000 50,000 150,000 300,000 300,000	0.50 0.40 0.40 0.75 3.32 4.25	July 3, 2023 July 17, 2024 May 8, 2025 October 6, 2025 December 30, 2025 January 14, 2027	1,420,500	N/A	N/A	N/A
Brian Bosse(2) Former Chief Operating Officer, former Chief Financial Officer and Director	400,000 200,000 50,000 200,000 250,000	0.50 0.40 0.40 3.32 4.25	July 3, 2023 July 17, 2024 May 8, 2025 December 30, 2025 January 14, 2027	1,045,500	N/A	N/A	N/A
Peter Wood Former VP, Special Projects and former President	150,000 100,000 200,000	0.53 0.40 3.32	August 13, 2023 July 17, 2024 December 30, 2023	398,000	N/A	N/A	N/A

Note:

(1) Calculated using the closing price of the Common Shares on the Nasdaq Capital Market on March 31, 2023, of $1.53 and subtracting the exercise price of vested, in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

The following table provides information regarding the value vested or earned on incentive plan awards for each Named Executive Officer during the year ended March 31, 2023:

Incentive Plan Awards - Value Vested or Earned During the Year

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Greg Fenton	Nil	N/A	N/A
Wendy Ford	Nil	N/A	N/A
Dr. Francis Dubé	Nil	N/A	N/A
Brian Bosse	Nil	N/A	N/A
Peter Wood	Nil	N/A	N/A

Pension Plan Benefits

As at the date of this Management Information Circular, the Corporation does not have any pension plans.

Termination and Change of Control Benefits

Greg Fenton

Pursuant to an amended and restated consulting agreement between the Corporation and Artisan Investments Inc. ("Artisan") effective as of May 1, 2023, Greg Fenton ("Fenton") will provide services as the Chief Executive of the Corporation for an annual consulting fee of $325,000 (the "Fenton Agreement"). In addition, Fenton is to receive $1,600 per month for a car allowance and shall be reimbursed for all authorized out-of-pocket expenses. The Corporation, at the sole discretion of the Board, may pay a bonus to Artisan up to an annual maximum of 100% of the consulting fee. Artisan may terminate the Fenton Agreement at any time by providing 30 days' notice to the Corporation. The Corporation may terminate the Fenton Agreement by providing 10 days' notice to Artisan and paying Artisan: (i) an amount equal to the annual consulting fees under the Fenton Agreement; (ii) the maximum yearly discretionary bonus under the Fenton Agreement; and (iii) the equivalent to 12 months of car allowance benefits. The Corporation may also terminate the Fenton Agreement immediately and without notice or further compensation in the event of: (i) a material failure or a material breach of the terms and conditions of the Fenton Agreement that is not capable of remedy or has not been remedied within 30 days of Artisan receiving notice; or (ii) the bankruptcy, insolvency or appointment of a receiver with respect to Artisan. In the event of a change of control, Artisan is entitled to a payment equal to 24 months of consulting fees and the maximum yearly discretionary bonus under the Fenton Agreement.

Wendy Ford

Pursuant to an employment agreement between the Corporation and Wendy Ford ("Ford"), dated April 4, 2022, and effective May 16, 2022, Ford will provide services as the Chief Financial Officer of the Corporation for an annual fee of $240,000 (the "Ford Agreement"). In addition, Ford is to receive $1,000 per month for a car allowance and shall be reimbursed for all authorized out-of-pocket expenses. The Corporation, at their sole discretion, my pay a bonus to Ford, from time to time, up to an annual maximum of 60% of the base salary of the Corporation. The Corporation may terminate the Ford Agreement at any time for just cause.  The Corporation may also terminate the Ford Agreement at any time, in lieu of notice, after such termination it pays Ford an amount equal to six months of the base salary, payable under the Ford Agreement. In the event of a change of control of the Corporation, Ford is entitled to a payment equal to the balance of the annual salary for the unserved term of the Ford Agreement plus four months' salary for each full or partial year served as the Chief Financial Officer.

Francis Dubé

Pursuant to an amended and restated executive employment agreement between the Corporation and Francis Dubé ("Dubé") dated July 13, 2023, as amended on July 13, 2023, Dubé will provide services as the Chairman and Chief Operating Officer of the Corporation for an annual salary of $300,000 (the "Dube Agreement"). The Corporation, at the sole discretion of the Board, may pay a bonus to Dubé up to an annual maximum of 87.5% of his base salary. The Corporation may terminate the Dubé Agreement at any time for just cause. The Corporation may also terminate the Dubé Agreement at any time, in lieu of notice, after such termination, it pays Dubé an amount equal to six months of the base salary, payable under the Dubé Agreement. In the event of a change of control of the Corporation, Dubé is entitled to a payment equal to 18 months of salary including discretionary bonuses.

Brian Bosse

Pursuant to an employment agreement between the Corporation and Brian Bosse ("Bosse") dated January 15, 2019, Bosse will provide services as an officer of the Corporation with a current annual salary of $240,000 (the "Bosse Agreement"). In addition, Bosse shall be reimbursed for all authorized out-of-pocket expenses. Bosse may terminate the Bosse Agreement by giving the Corporation at least 30 days' notice and any monies owed by Bosse to the Corporation up to the termination date shall be paid by Bosse to the Corporation. The Corporation may terminate the Bosse Agreement at any time without cause upon written notice of termination in which case the Corporation shall provide Bosse with a severance payment in lieu of notice equivalent to: (i) the portion of Bosse's salary accrued up to the termination date; (ii) payment of any benefits, vacation time and reimbursable accrued expenses; and (iii) the equivalent to six months of the base salary and benefits payable under the Bosse Agreement. The Corporation may terminate the Bosse Agreement at any time for just cause. If in the event of a change of control of the Corporation, Bosse elects to resign based on the sole reason that there has been a change of control, then Bosse may give at least one month's notice to the Corporation of his resignation and will be entitled to payment of: (i) his salary and benefits, vacation time and reimbursable expenses through to the effective date of resignation; (ii) an amount equivalent to the monthly installments of the annual salary for the balance of the unserved term of renewal of the Bosse Agreement; and (iii) a severance payment of four months salary for each full or partial year of service to the Corporation commencing on September 14, 2018.

The Corporation and Bosse will enter into a new agreement substantially on the same terms of the Bosse Agreement to reflect Bosse's appointment as Chief Executive Officer of the Corporation's subsidiary, Albany Graphite Corp.

Peter Wood

Pursuant to an employment agreement between the Corporation and Peter Wood ("Wood") dated January 20, 2022, Wood will provide services as Vice President of Special Projects of the Corporation with a current annual salary of $140,000 (the "Wood Agreement"). The Corporation may, at its sole discretion, pay bonuses to Wood from time to time. In addition, Wood shall be reimbursed for all authorized out-of-pocket expenses including mileage. Wood may terminate the Wood Agreement at any time by providing two weeks' notice to the Corporation. The Corporation may terminate the Wood Agreement with cause and without notice, pay in lieu of notice or other liability if Wood engages in wilful misconduct, disobedience or wilful neglect of duty.

The Corporation and Wood will enter into a new agreement substantially on the same terms of the Wood Agreement to reflect Wood's appointment as Vice President of Special Projects of the Corporation's subsidiary, Albany Graphite Corp.

Director Compensation

The Board determines the level of compensation for directors based on recommendations from the Compensation Committee. The Board reviews directors' compensation as needed, taking into account time commitment, risks and responsibilities to ensure that the amount of compensation adequately reflects the responsibilities and risks of being a director and makes adjustments as deemed necessary.

As of the date hereof, the Board has not adopted a cash compensation program for its directors with respect to general director's duties, meeting attendance, or for additional service on Board committees. However, directors are reimbursed for all reasonable out- of-pocket expenses incurred in attending Board, committee or shareholder meetings and otherwise incurred in carrying out their duties as directors of the Corporation.

Directors may receive Award grants as determined by the Board pursuant to the LTIP. The exercise price of such Awards is determined by the Board, but shall in no event be less than the market price of the Common Shares at the time of the grant of the Awards.

Director Compensation Table

The following table provides information regarding compensation paid to the Corporation's directors, other than the Named Executive Officers, during the financial year ended March 31, 2023:

TABLE OF COMPENSATION OF DIRECTORS(1)
Name(2)	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)(4)
Frank Klees(3)	42,500	Nil	Nil	Nil	N/A	Nil	42,500
Ilse Treurnicht	28,125	Nil	425,000	Nil	N/A	Nil	453,125
Eric Wallman	70,000	Nil	Nil	Nil	N/A	Nil	70,000

Notes:

(1) Table does not include any amount paid as reimbursement for expenses.

(2) Mr. Fenton, Dr. Dube and Mr. Bosse were directors and Named Executive Officers during the year ended March 31, 2023. Any compensation received by them in their capacity as directors of the Corporation is reflected in the Summary Compensation Table for the Named Executive Officers in this Management Information Circular.

(3) Mr. Klees resigned as a director of the Corporation on June 1, 2023 and Ms. Lisa Sim was appointed in his stead.

(4) The fair value of each option at the date of grant was estimated using the Black-Scholes option-pricing model to be consistent with the audited financial statements and included the following assumptions:

	2023	2022	2021
Estimated risk-free interest rate	3.08%	1.26%	0.2% - 0.3%
Expected life	5 years	5 years	5 years
Expected volatility (based on comparable companies)	88%	83%	75% - 83%
Expected dividends	0%	0%	0%
Forfeiture rate	0%	0%	0%
Value per option	$1.70	$2.80	$0.22 - $2.15

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each director outstanding as of March 31, 2023:

Outstanding Share Awards and Option Awards

	Option-based Awards				Share-based Awards
Name(1)	Number of Common Shares underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(2)	Number of Shares or Units of Shares that have not Vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Frank Klees(2)	200,000 100,000 100,000	0.53 3.32 4.25	August 13, 2023 August 30, 2023 August 30, 2023	308,000	N/A	N/A	N/A
Ilse Treurnicht	250,000	2.44	July 4, 2027	Nil	N/A	N/A	N/A
Eric Wallman	250,000 50,000 50,000 50,000 100,000 100,000	0.50 0.53 0.40 0.40 3.32 4.25	July 3, 2023 August 13, 2023 July 17, 2024 May 8, 2025 December 30, 2025 January 14, 2027	636,500	N/A	N/A	N/A

Notes:

(1) Mr. Fenton, Dr. Dubé and Mr. Bosse were directors and Named Executive Officers during the year ended March 31, 2023. Any compensation received by them in their capacity as directors of the Corporation is reflected in the Summary Compensation Table for the Named Executive Officers in this Circular.

(3) Mr. Klees resigned as a director of the Corporation on June 1, 2023, and Ms. Lisa Sim was appointed in his stead. Mr. Klees' options will expire on the earlier of the original expiry date of the options and 90 days following his resignation.

(2) Aggregate dollar amount of in-the-money unexercised options held as at March 31, 2023. This figure is computed based on the difference between the market value of the Common Shares on the TSX Venture Exchange as at March 31, 2023, and the exercise price of the option.

The following table provides information regarding the value vested or earned on incentive plan awards for each director during the year ended March 31, 2023:

Incentive Plan Awards - Value Vested or Earned During the Year

Name(1)	Option awards - Value vested during the year(2) ($)	Share awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Frank Klees(3)	Nil	N/A	N/A
Ilse Treurnicht	Nil	N/A	N/A
Eric Wallman	Nil	N/A	N/A

Notes:

(1) Mr. Fenton, Dr. Dubé and Mr. Bosse were directors and Named Executive Officers during the year ended March 31, 2021. Any compensation received by them in their capacity as directors of the Corporation is reflected in the Summary Compensation Table for the Named Executive Officers in this Circular.

(2) Calculated based on the closing price of the Common Shares on the TSX Venture Exchange at the vesting date less the exercise price of the vested options multiplied by the number of vested options.

(3) Mr. Klees resigned as a director of the Corporation on June 1, 2023, and Ms. Lisa Sim was appointed in his stead.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Corporation adopted the LTIP to allow for a variety of equity-based awards that provide different types of incentives to be granted to certain executive officers, employees and consultants (in the case of Options), PSUs and RSUs. Each Award will represent the right to receive Common Shares, or in the case of PSUs and RSUs, Common Shares or cash, in accordance with the terms of the LTIP. The LTIP was last approved by the shareholders at the annual and special meeting of shareholders held on September 29, 2022.

Under the terms of the LTIP, the Board, or if authorized by the Board, the Compensation Committee, may grant Awards to eligible participants, as applicable. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of Awards will be evidenced by a grant agreement with each such participant. The interest of any participant in any Award is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, other than by will or the laws of descent and distribution.

The LTIP will provide those appropriate adjustments, if any, will be made by the Board in connection with a reclassification, reorganization or other change of the Corporation's Common Shares, share split or consolidation, distribution, merger or amalgamation, in the Common Shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the LTIP.

The maximum number of Common Shares reserved for issuance pursuant to the exercise of Options in the aggregate, under the Option portion of the LTIP will be 10% of the aggregate number of Common Shares issued and outstanding from time to time, which represents 10,098,891 Common Shares as of the date of this Management Information Circular. As of the date of this Management Information Circular, a total of 7,623,334 Options are issued and outstanding under the LTIP representing approximately 7.5% of the issued and outstanding Common Shares. In addition, the aggregate number of Stock options, PSUs and RSUs issuable to all Participants must not exceed 10%.

For the purposes of calculating the maximum number of Common Shares reserved for issuance under the LTIP, any issuance from treasury by the Corporation that is issued in reliance upon an exemption under applicable stock exchange rules applicable to equity-based compensation arrangements used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of the Corporation shall not be included. All of the Common Shares covered by the cancelled or terminated Awards will automatically become available Common Shares for the purposes of Awards that may be subsequently granted under the LTIP.

The maximum number of Common Shares that may be: (i) issued to insiders of the Corporation within any one-year period; or (ii) issuable to insiders of the Corporation at any time, in each case, under the LTIP alone, or when combined with all of the Corporation's other security-based compensation arrangements, cannot exceed 10% of the aggregate number of Common Shares issued and outstanding from time to time determined on a non-diluted basis.

An Option shall be exercisable during a period established by the Board which shall commence on the date of the grant and shall terminate no later than ten years after the date of the granting of the Option or such shorter period as the Board may determine. As long as the Common Shares are traded on the TSXV, the minimum exercise price of an Option will be determined based on the closing price of the Common Shares on the TSXV on the last trading day before the date such Option is granted. The LTIP provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a black-out period. In such cases, the extended exercise period shall terminate 10 business days after the last day of the black-out period. In order to facilitate the payment of the exercise price of the Options, the LTIP has a cashless exercise feature pursuant to which a participant may elect to undertake either a broker-assisted "cashless exercise" or a "net exercise" subject to the procedures set out in the LTIP, including the consent of the Board, where required.

The following table describes the impact of certain events upon the rights of holders of Options under the LTIP, including termination for cause, resignation, retirement, termination other than for cause, and death or long-term disability, subject to the terms of a participant's employment agreement, grant agreement and the change of control provisions described below:

Event Provisions	Provisions
Termination for cause	Immediate forfeiture of all vested and unvested Awards.
Resignation	The earlier of the original expiry date and 90 days after resignation to exercise vested Awards or such longer period as the Board may determine in its sole discretion.
Retirement	All unvested Awards will vest in accordance with their vesting schedules, and all vested Awards held may be exercised until the earlier of the expiry date of such Awards or one (1) year following the retirement date.
Termination or cessation	All unvested Awards may vest subject to pro ration over the applicable vesting or performance period and shall expire on the earliest of ninety (90) days after the effective date of the termination date, or the expiry date of such Awards.

Death	All unvested Awards will immediately vest and expire 180 days after the date of death.
Change of Control

If a participant is terminated without "cause" or resigns for good reason during the 12-month period following a Change of Control, or after the Corporation has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Awards will immediately vest and may be exercised prior to the earlier of thirty (30) days of such date or the expiry date of such Awards.

The terms and conditions of grants of RSUs and PSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these Awards, will be set out in the participant's grant agreement. The impact of certain events upon the rights of holders of these types of Awards, including termination for cause, resignation, retirement, termination other than for cause and death or long-term disability, will be set out in the participant's grant agreement.

In connection with a change of control of the Corporation, the Board will take such steps as are reasonably necessary or desirable to cause the conversion, exchange or replacement of outstanding Awards into, or for, rights or other securities of substantially equivalent (or greater) value in the continuing entity, as applicable. If the surviving successor or acquiring entity does not assume the outstanding Awards, or if the Board otherwise determines in its discretion, the Corporation shall give written notice to all participants advising that the LTIP shall be terminated effective immediately prior to the change of control and all Awards, as applicable, shall be deemed to be vested and, unless otherwise exercised, settled, forfeited or cancelled prior to the termination of the LTIP, shall expire or, with respect to the RSUs and PSUs be settled, immediately prior to the termination of the LTIP. In the event of a change of control, the Board has the power to: (i) make such other changes to the terms of the Awards as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the participants; (ii) otherwise modify the terms of the Awards to assist the participants to tender into a takeover bid or other arrangement leading to a change of control, and thereafter; and (iii) terminate, conditionally or otherwise, the Awards not exercised or settled, as applicable, following successful completion of such change of control.

If the change of control is not completed within the time specified therein (as the same may be extended), the Awards which vest shall be returned by the Corporation to the participant and, if exercised or settled, as applicable, the Common Shares issued on such exercise or settlement shall be reinstated as authorized but unissued Common Shares and the original terms applicable to such Awards shall be reinstated.

The Board may, in its sole discretion, suspend or terminate the LTIP at any time, or from time to time, amend, revise or discontinue the terms and conditions of the LTIP or of any securities granted under the LTIP and any grant agreement relating thereto, subject to any required regulatory and TSXV approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Award previously granted except as permitted by the terms of the LTIP or as required by applicable laws.

The Board may amend the LTIP or any securities granted under the LTIP at any time without the consent of a participant provided that such amendment shall: (i) not adversely alter or impair any Award previously granted except as permitted by the terms of the LTIP; (ii) be in compliance with applicable laws and subject to any regulatory approvals including, where required, the approval of the TSXV; and (iii) be subject to shareholder approval, where required by law, the requirements of the TSXV or the LTIP, provided however that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

  amendments of a general "housekeeping" or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the LTIP;

  changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Award (other than in respect of any Options held by persons retained to provide Investor Relations Activities for which prior approval of the TSXV shall be required at all times when the Corporation is listed on the TSXV);

  any amendment regarding the administration of the LTIP;

  any amendment necessary to comply with applicable law or the requirements of the TSXV or any other regulatory body having authority over the Corporation, the LTIP or the shareholders of the Corporation (provided, however, that the TSXV shall have the overriding right in such circumstances to require shareholder of any such amendments); and

  any other amendment that does not require shareholder approval under the LTIP.

The foregoing information is intended to be a brief description of the LTIP and is qualified in its entirety by the full text of the LTIP. The Corporation has no equity compensation plans other than the LTIP.

Equity Compensation Plan Information

The following table provides details of the equity securities of the Corporation authorized for issuance as of the financial year ended March 31, 2023, pursuant to the Corporation's equity compensation plan currently in place:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column
Equity compensation plans approved by securityholders(1)	8,673,334	2.03	1,280,064
Equity compensation plans not approved by securityholders	n/a	n/a	n/a
Total	8,673,334	2.03	1,280,064

Note:

(1) The maximum number of Common Shares reserved for issuance pursuant to the exercise of Options in the aggregate, under the Option portion of the LTIP will be 10% of the aggregate number of Common Shares issued and outstanding from time to time, which represents 10,098,892 Common Shares as of the date of this Management Information Circular. As of the date of this Management Information Circular, a total of 7,623,334 Options are issued and outstanding under the LTIP.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Corporation, or associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any transaction since the commencement of the most recently completed financial year of the Corporation or in any proposed transaction which has materially affected or would materially affect the Corporation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or officer of the Corporation or person who acted in such capacity in the last financial year of the Corporation, or any other individual who at any time during the most recently completed financial year of the Corporation was a director of the Corporation or any associate of the Corporation, is indebted to the Corporation, nor is any indebtedness of any such person to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

STATEMENT OF CORPORATE GOVERNANCE

The Corporation believes that adopting and maintaining appropriate governance practices is fundamental to a well-run company, to the execution of its chosen strategies and to its successful business and financial performance. National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 - Corporate Governance Guidelines ("NP 58-201") (collectively the "Governance Guidelines") of the Canadian Securities Administrators set out a list of non-binding corporate governance guidelines that issuers are encouraged to follow in developing their own corporate governance guidelines. In certain cases, the Corporation's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Corporation at its current stage of development and therefore these guidelines have not been adopted. The Corporation will continue to review and implement corporate governance guidelines as the business of the Corporation progresses and becomes more active in operations.

The following disclosure is required by the Governance Guidelines and describes the Corporation's approach to governance and outlines the various procedures, policies and practices that the Corporation and the Board have implemented.

Board of Directors

The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation. The Board is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interest of the Shareholders but that it also promotes effective decision-making, at the Board level.

NI 58-101 defines an "independent director" as a director who has no direct or indirect "material relationship" with the issuer. A "material relationship" is defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's independent judgment. The Board maintains the exercise of independent supervision over management by ensuring that the majority of its directors are independent.

The Board is currently comprised of six (6) directors being Greg Fenton, Dr. Francis Dubé, Brian Bosse, Eric Wallman, Ilse Treurnicht and Lisa Sim. Eric Wallman, Ilse Treurnicht and Lisa Sim are independent within the meaning of NI 58-101. Messrs. Fenton, Dubé and Bosse are not independent as they are officers of the Corporation and thereby have a "material relationship" with the Corporation.

The Board believes that it functions independently of management and reviews its procedures on an ongoing basis to ensure that it is functioning independently of management. The Board meets without management present, as circumstances require. When conflicts arise, interested parties are precluded from voting on matters in which they may have an interest. In light of the suggestions contained in NP 58-201, the Board convenes meetings, as deemed necessary, of the independent directors, at which non-independent directors and members of management are not in attendance.

As the Board has a Chairman who is not considered independent under NI 52-110, Eric Wallman was appointed as the Board's Lead Director to chair meetings in circumstances in which the Chairman may not be considered independent or in which there is a perceived conflict of interest. Additionally, the Lead Director is responsible for, among other things: providing leadership to ensure that the Board functions independently of management; chairing meetings of independent directors or "in camera" sessions following Board meetings; in the absence of the Chairman, acting as chair of meetings of the Board; recommending, where necessary, the holding of special meetings of the Board; reviewing with the Chairman and the CEO items of importance for consideration by Board; consulting and meeting with any or all of the Corporation's independent directors, and representing such directors in discussions with management of the Corporation; and facilitating the process of conducting director evaluations.

Directorships

The following table sets forth the directors of the Corporation who currently hold directorships with other reporting issuers:

Name of Director	Name of Reporting Issuer
Brian Bosse	IC Capitalight Corp.
John Snisarenko(1)	Alimera Sciences Inc.

Note:

(1) Proposed director.

Meetings of the Board and Committees of the Board

Independent Directors Meetings

The Board's policy is to hold "in camera" meetings of the independent directors led by the Lead Director following each Board meeting, at which non-independent directors and members of management are not in attendance. Such meetings of the independent directors facilitate open and candid discussion amongst the independent directors and are included in every agenda for each Board meeting.

Record of Attendance

During the financial year ended March 31, 2023, the Board held 4 meetings, the Audit Committee held 4 meetings and the Compensation Committee held 2 meetings. Overall, the combined director attendance at meetings of the Board and its standing Committees was 91%. A record of attendance of each director at Board and Committee meetings held for the financial year ended on March 31, 2023, is set out in the table below:

Meetings of the Board and Committees of the Board During the Financial Year Ended March 31, 2023
Name of Director	Board	Audit Committee	Corporate Governance and Compensation Committee
Greg Fenton	4 of 4	n/a	2 of 2
Francie Dubé	4 of 4	n/a	n/a
Brian Bosse	4 of 4	n/a	n/a
Frank Klees(1)	4 of 4	n/a	2 of 2
Ilse Treurnicht (2)	3 of 4	3 of 4	n/a
Eric Wallman	3 of 4	3 of 4	2 of 2
Lisa Sim(1)	n/a	n/a	n/a

Notes:

(1) Mr. Klees resigned as a director of the Corporation on June 1, 2023, and Ms. Lisa Sim was appointed in his stead.

(2) Ms. Treurnicht joined the Broad effective July 5, 2022.

Board Mandate

The Board has adopted a Board mandate to determine and clearly define the responsibilities of the Board. A copy of the Board mandate is attached to this Management Information Circular as Appendix B.

Position Descriptions

The Board has adopted position descriptions for the Chief Executive Officer and the Chairman of the Board in order to delineate their respective responsibilities. A copy of each such position description is attached to this Management Information Circular as Appendix C.

Orientation and Continuing Education of Board Members

The Board, together with the Compensation Committee is responsible for providing a comprehensive orientation and education program for new directors which fully sets out:

  the role of the Board and its committees;

  the nature and operation of the business of the Corporation; and

  the contribution that individual directors are expected to make to the Board in terms of both time and resource commitments.

In addition, the Board, together with the Compensation Committee, is also responsible for providing continuing education opportunities to existing directors so that individual directors can maintain and enhance their abilities and ensure that their knowledge of the business of the Corporation remains current.

Ethical Business Conduct

The Board has adopted a code of business conduct and ethics (the "Code"). The Code's purpose is to:

  promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

  promote avoidance of conflicts of interest, including disclosure in writing to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

  promote full, fair, accurate, timely and understandable disclosure in reports and documents that the Corporation files with, or submits to, the securities regulators, and in other public communications made by the Corporation;

  promote compliance with applicable governmental laws, rules and regulations;

  promote the prompt internal reporting to an appropriate person of violations of the Code;

  promote accountability for adherence to the Code;

  provide guidance to employees, officers and directors of the Corporation to help them recognize and deal with ethical issues;

  provide mechanisms to report unethical conduct; and

  help foster a culture of honesty and accountability for the Corporation.

The Corporation expects all of its directors, officers, employees and consultants to, at all times, comply and act in accordance with the principles of the Code. Violations of the Code by any director, officer, employee or consultant are grounds for disciplinary action up to and including immediate termination of employment, provision of services, officership and/or directorship. The Code applies equally, without limiting the generality of the foregoing, to all permanent, contract, secondment and temporary agency employees who are on long-term assignments with the Corporation.

It is the responsibility of all directors, officers, employees and consultants of the Corporation to understand and comply with the Code. Any waiver from any part of the Code for employees or consultants requires the approval of the Chief Executive Officer of the Corporation. Any waiver from any part of the Code for officers or directors requires the express approval of the Board and, if required by applicable securities regulatory authorities, public disclosure.

A copy of the Code is available on the Corporation's website at www.zentek.com.

The Board has also adopted a whistleblower policy (the "Whistleblower Policy") that establishes procedures for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, auditing matters or violations of the Corporation's Code and the submission by employees, full-time consultants, directors or officers of the Corporation, on a confidential and anonymous basis, of concerns regarding questionable accounting, auditing matters or violations of the Code.

A copy of the Whistleblower Policy is available on the Corporation's website at www.zentek.com.

Nomination of Directors

The Compensation Committee holds the responsibility for the appointment and assessment of directors.

The Compensation Committee seeks to achieve a balance of knowledge, experience and capability among the members of the Board. When considering candidates for director, the Compensation Committee takes into account a number of factors, including the following (although candidates need not possess all of the following characteristics and not all factors are weighted equally):

  Personal qualities and characteristics, accomplishments and reputation in the business community;

  Current knowledge and contacts in the countries and/or communities in which the Corporation does business and in the Corporation's industry sectors or other industries relevant to the Corporation's business; and

  Ability and willingness to commit adequate time to Board and committee matters, and be responsive to the needs of the Corporation.

The Board will periodically assess the appropriate number of directors on the Board and whether any vacancies on the Board are expected due to retirement or otherwise. If vacancies are anticipated or otherwise arise, or the size of the Board is expanded, the Compensation Committee will consider various potential candidates for director.

Candidates may come to the attention of the Compensation Committee through current directors or management, stockholders or other persons. These candidates will be evaluated at regular or special meetings of the Compensation Committee and may be considered at any point during the year.

Compensation

The Compensation Committee assists the Board in its oversight role with respect to (i) the Corporation's global human resource strategy, policies and programs, and (ii) all matters relating to the proper utilization of human resources within the Corporation, with special focus on management succession, development and compensation.

The Compensation Committee:

  reviews and makes recommendations to the Board at least annually regarding the Corporation's remuneration and compensation policies, including short and long-term incentive compensation plans and equity-based plans, bonus plans, pension plans (if any), executive stock option plans including the Plan and grants and benefit plans;

  has sole authority to retain and terminate any compensation consultant to assist in the evaluation of director compensation, including sole authority to approve fees and other terms of the retention;

  reviews and approves at least annually all compensation arrangements with the senior executives of the Corporation;

  reviews and approves at least annually all compensation arrangements with the directors of the Corporation; and

  reviews the executive compensation sections disclosed in the annual management proxy circular distributed to the shareholders in respect of the Corporation's annual meetings of shareholders.

Board Committees

Audit Committee

The Audit Committee currently consists of Eric Wallman (Chair), Ilse Treurnicht and Lisa Sim, each of whom is a director and financially literate.  Eric Wallman and Ilse Treurnicht are deemed to be independent (as defined in National Instrument 52-110 - Audit Committees ("NI 52-110") adopted by the Canadian Securities Administrators), while Lisa Sim is not considered to be independent for the purposes of NI 52-110.

As a result of the resignation of Mr. Frank Klees as a director and member of the Audit Committee, the Company is currently relying on the exemption set out in section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110 with the appointment of Ms. Lisa Sim as his replacement. It is proposed that following the Meeting, Mr. John Snisarenko, proposed director and financially literate, will be appointed as a member of the Audit Committee as Ms. Sim's replacement and will be deemed to be independent for the purposes of NI 52-110.

Further information regarding the Audit Committee is contained in the Corporation's annual information form (the "AIF") dated June 29, 2023, for the year ended March 31, 2023. A copy of the Audit Committee charter is attached to the AIF as Appendix A. The AIF is available on SEDAR+ at www.sedarplus.ca under the Corporation's profile.

Compensation Committee

The compensation committee of the Board ("Compensation Committee") is currently comprised of three directors, namely Greg Fenton (Chair), Ilse Treurnicht and Eric Wallman. Mr. Wallman and Ms. Treurnicht are independent within the meaning of Canadian Securities Administrator's National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101"). Following the Meeting, it is expected that Mr. John Snisarenko will replace Ms. Treurnicht as a member of the Compensation Committee and will be deemed independent within the meaning of NI 58-101.

The Compensation Committee's purpose is, among other things, to: (i) review and make recommendations to the Board at least annually regarding, the Corporation's remuneration and compensation policies, including short and long-term incentive compensation plans and equity-based plans, bonus plans, pension plans (if any), executive stock option plans (including the Corporation's incentive stock option plan) and grants, and benefit plans; (ii) have the sole authority to retain and terminate any compensation consultant to assist in the evaluation of director compensation, including sole authority to approve fees and other terms of the retention; (iii) review and approve at least annually all compensation arrangements with the senior executives of the Corporation; (iv) review and approve at least annually all compensation arrangements with the directors of the Corporation; and (v) review the executive compensation sections disclosed in the Corporation's management proxy circular distributed to the shareholders in respect of the Corporations annual meetings of shareholders.

The Compensation Committee also reviews the Corporation's corporate governance policies and practices and recommends updates; reviews governance disclosure in the annual information circular; monitors Board composition, performance and needs and recommends any required actions to maintain effective Board and committee structure; recommends committee compositions; and makes recommendations for the remuneration of the CEO.

Advisory Board

The Advisory Board was created to assist the Board with developing the Corporation's corporate strategy. The Current Advisory Board is comprised of Dr. Joseph Korkis, Dr. Yingfu Li, Dr. Ken Reed and Ravi Kaza. The Board anticipates that additional members will be appointed to this committee from time to time depending on the specific requirements of the Corporation.

Other Board Committees

The Board has no standing committees other than the Audit Committee, the Compensation Committee, and the Board Advisory Committee.

Assessments

The Board does not conduct regular formal assessments of its directors or committees. However, the Chairman of the Board or the Lead Director, as applicable, is expected to meet annually with each director individually, which facilitates a discussion of his or her contribution and that of other directors. When needed, time is expected to be set aside at a meeting of the Board for a discussion regarding the effectiveness of the Board and its committees. If appropriate, the Board will then consider procedural or substantive changes to increase the effectiveness of the Board and its committees. On an informal basis, the Chairman of the Board and the Lead Director are also expected to be responsible for reporting to the Board on areas where improvements can be made.

Diversity of the Board and Senior Management

To date, the Corporation has not adopted a formal written diversity policy and has not established targets with respect to the appointment of individuals to the Board or senior management who are women.

While the Corporation believes that nominations to the Board and appointments to senior management should be based on merit, the Corporation recognizes that diversity supports balanced debate and discussion which, in turn, enhances decision-making and the level of representation of women is one factor taken into consideration during the search process for directors and members of the executive and senior management.

In assessing potential directors and members of the executive or senior management, the Corporation focuses on the skills, expertise, experience and independence that the Corporation requires to be effective. The Board believes that the qualifications and experience of proposed new directors and members of senior management should remain the primary consideration in the selection process. The Corporation will include diversity as a factor in its future decision-making when identifying and nominating candidates for election or re-election to the Board and for senior management positions.

As of the date of this Management Information Circular, the Board diversity matrix is as follows:

Board Diversity Matrix
Country of Principal Executive Offices					Canada
Foreign Private Issuer					Yes
Disclosure Prohibited under Home Country Law					No
	As of August 28, 2023				As of August 25, 2022
Total Number of Directors	7				6
Part I: Gender Identity
	Female	Male	Non-Binary	Did Not Disclose Gender	Female	Male	Non- Binary	Did Not Disclose Gender
Directors	2	5	nil	nil	1	5	nil	nil
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	nil	nil	nil	nil	nil	nil	nil	nil
LGBTQ+	nil	nil	nil	nil	nil	nil	nil	nil
Did Not Disclose Demographic Background	nil	nil	nil	nil	nil	nil	nil	nil

OTHER MATTERS

Normal Course Issuer Bid

On June 9, 2023, the Corporation received approval from the TSXV to undertake a normal course issuer bid ("NCIB") to purchase up to 4,979,349 of the Corporation's Common Shares for cancellation over a period of one year (the "Bid Period"), being approximately 5% of the Corporation's issued and outstanding Common Shares, with up to 1,991,739 Common Shares of the Corporation purchasable over any 30-day period within the Bid Period, being 2% of the Corporation's issued and outstanding Common Shares. The Bid Period will commence on June 1, 2023, and will continue until the earlier of May 31, 2024, or the date by which the Corporation has acquired the maximum number of Common Shares that may be purchased under the Bid. A copy of the Corporation's notice of intention to make an NCIB filed with the TSXV, which contains full details on the NCIB, may be obtained by shareholders of the Corporation, without charge, by contacting the Corporation.

Other Matters

The management of the Corporation knows of no other matters to come before the Meeting other than as set forth in the Notice. However, if other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR+ at www.sedarplus.ca under the Corporation's profile. Shareholders may contact the Corporate Secretary of the Corporation at 24 Corporate Court, Guelph, Ontario N1G 5G5 to request copies of: (i) this Management Information Circular; and (ii) the Corporation's consolidated financial statements and the related management's discussion and analysis (the "MD&A") which will be sent to shareholders without charge upon request. Financial information is provided in the Corporation's consolidated financial statements and MD&A for the year ended March 31, 2023.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Management Information Circular have been approved, and the delivery of it to each shareholder entitled thereto and to the appropriate regulatory agencies has been approved by the Board.

BY ORDER OF THE BOARD

"Dr. Francis Dubé"

Dr. Francis Dubé Chairman, Chief Operating Officer and Director

APPENDIX A

AUDIT COMMITTEE CHARTER

Mandate

The Audit Committee ("Committee") is a committee of the Board of Directors (the "Board"). Its primary function shall be to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting, and disclosure requirements, the overall maintenance of the systems of internal controls that management has established and the overall responsibility for Zentek Ltd.'s (the "Corporation") external and internal audit processes.

The Committee shall have the power to conduct or authorize investigations into any matter within the scope of this Charter. It may request any officer or employee of the Corporation, its external legal counsel or external auditor to attend a meeting of the Committee or to meet with any member(s) of the Committee.

The Committee shall be accountable to the Board. In the course of fulfilling its specific responsibilities hereunder, the Committee shall maintain an open communication between the Corporation's outside auditor and the Board.

The responsibilities of a member of the Committee shall be in addition to such member's duties as a member of the Board.

The Committee has the duty to determine whether the Corporation's financial disclosures are complete, accurate, in accordance with international financial reporting standards and fairly present the financial position and risks of the organization. The Committee should, where it deems appropriate, resolve disagreements, if any, between management and the external auditor, and review compliance with laws and regulations and the Corporation's own policies.

The Committee will provide the Board with such recommendations and reports with respect to the financial disclosures of the Corporation as it deems advisable.

The Committee shall have the authority to: (i) engage independent counsel and other advisors as it determines necessary to carry out its duties; (ii) set and pay the compensation for advisors employed by the Committee; and (iii) communicate directly with the internal and external auditors.

Membership and Composition

The Committee shall consist of at least three Directors who shall serve on behalf of the Board all of whom are independent and financially literate.

The members shall be appointed annually by the Board and shall meet the independence, financial literacy and experience requirements of the TSXV, including National Instrument 52-110 - Audit Committees, and other regulatory agencies as required.

An "independent" director is a director who has no direct or indirect material relationship with the Corporation. A "material relationship" is a relationship which, in the view of the Board, could be reasonably expected to interfere with the exercise of the director's independent judgement, or a relationship deemed to be a material relationship pursuant to Sections 1.4 and 1.5 of National Instrument 52-110 - Audit Committees. A "financially literate" director is a director who has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the accounting issues that can reasonably be expected to be raised in the Corporation's financial statements.

Each member of the Committee shall sit at the appointment of the Board, and in any event, only so long as he or she shall be independent.

A minimum of two and at least 50% of the members of the Committee present, either in person or by telephone, shall constitute a quorum. If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of their powers and responsibilities so long as a quorum remains in office.

The Board will appoint one Member to act as the Chairman of the Committee. In his or her absence, the Committee may appoint another person provided a quorum is present. The Chairman will appoint a Secretary of the meeting, who need not be a member of the committee and who will maintain the minutes of the meeting.

Meetings

At the request of the external auditor, the Chief Executive Officer or the Chief Financial Officer of the Corporation or any member of the Committee, the Chairman will convene a meeting of the Committee. In advance of every meeting of the Committee, the Chairman, with the assistance of the Chief Financial Officer, will ensure that the agenda and meeting materials are distributed in a timely manner and no less than five (5) business days before the meeting.

The Committee shall meet no less than four times per year or more frequently if circumstances or obligations require.

The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by the Committee. A meeting of the Committee may be called by letter, telephone, facsimile, email or other communication equipment by giving at least 48 hours' notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone, or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may from time to time appoint any person, who need not be a member, to act as a secretary at any meeting.

The Committee may invite such officers, directors and employees of the Corporation and its subsidiaries as the Committee may see fit, from time to time, to attend meetings of the Committee.

Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. The Committee shall report its determinations to the Board at the next scheduled meeting of the Board, or earlier as the Committee deems necessary. All decisions or recommendations of the Committee shall require the approval of the Board prior to implementation, other than those relating to non-audit services and annual audit fees, which do not require the approval of the Board.

Duties and Responsibilities

The duties and responsibilities of the Committee shall be as follows:

A. Financial Reporting, and Disclosure:

(i) Review and discuss with management and the external auditor at the completion of the annual examination:

(a) the Corporation's audited financial statements and related notes;

(b) the external auditor's audit of the financial statements and their report thereon;

(c) any significant changes required in the external auditor's audit plan;

(d) any serious difficulties or disputes with management encountered during the course of the audit; and

(e) other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

(ii) Review and discuss with management and the external auditor at the completion of any review engagement or other examination, the Corporation's quarterly financial statements.

(iii) Review and discuss with management the annual reports, the quarterly reports, the Management Discussion and Analysis, Annual Information Form, prospectus and other disclosures including press releases and, if thought advisable, recommend the acceptance of such documents to the Board for approval.

(iv) Review and discuss with management any guidance being, provided to shareholders on the expected future results and financial performance of the Corporation and provide their recommendations on such documents to the Board.

(v) Inquire of the auditors about the quality and acceptability of the Corporation's accounting principles, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates.

(vi) Meet independently with the external auditor and management in separate executive sessions, as necessary or appropriate.

(vii) Ensure that management has the proper systems in place so that the Corporation's financial statements, financial reports and other financial information satisfy legal and regulatory requirements. Based upon discussions with the external auditor and the financial statement review, if it deems appropriate, recommend to the Board the filing of the audited annual and unaudited quarterly financial statements.

(viii) Oversee and enforce Corporation's public disclosure practices.

(ix) Confirm and be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the financial statements and periodically assess the adequacy of those procedures.

(x) The Committee will, as applicable, establish procedures for:

(a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

(b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

B. External Auditor:

(i) Recommend to the Board the external auditor to be nominated, and review the performance of the auditor, including the lead partner of the external auditor.

(ii) Recommend to the Board the compensation of the external auditor.

(iii) Oversee the work of external auditors engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(iv) Pre-approve all non-audit services to be provided by the external auditor.

(v) Consider, in consultation with the external auditor, the audit scope and plan of the external auditor.

(vi) Confirm with the external auditor and receive written confirmation at least once per year as to disclosure of any investigations or government enquiries, reviews or investigations of the outside auditor.

(vii) Take reasonable steps to confirm the independence of the external auditor, which shall include:

(a) ensuring receipt from the external auditor of a formal written statement delineating all relationships between the external auditor and the Corporation, consistent with generally accepting auditing practices,

(b) considering and discussing with the external auditor any disclosed relationships or services, including non audit services, that may impact the objectivity and independence of the external auditor, and

(c) approve in advance any non audit related services provided by the auditor to the Corporation with a view to ensuring., independence of the auditor, and in accordance with any applicable regulatory requirements, including the requirements of the TSXV with respect to approval of non audit related serviced performed by the auditor.

C. Internal Controls and Audit:

(i) Review and assess the adequacy and effectiveness of the Corporation's systems of internal and management information systems through discussion with management and the external auditor to ensure that the Corporation maintains appropriate systems, is able to assess the pertinent risks of the Corporation and that the risk of a material misstatement in the financial disclosures can be detected.

(ii) Assess the requirement for the appointment of an internal auditor for the Corporation.

(iii) Inquire of management and the external auditor about the systems of internal controls that management and the Board have established and the effectiveness of those systems. In addition, inquire of management and the external auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Corporation.

(iv) Establish, periodically review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former External Auditor of the Corporation, as applicable.

Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation's financial statements are complete and accurate or are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of management and the external auditors. The Committee, the Chair, and any members identified as having accounting or related financial expertise, are members of the Board appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Corporation, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities.

Although the designation of a member as having accounting or related financial expertise for disclosure purposes is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and the Board in the absence of such designation. Rather, the role of a Committee member who is identified as having accounting or related financial expertise, like the role of all members, is to oversee the process, not to certify or guarantee the internal or external audit of the Corporation's financial information or public disclosure.

Independent Advisors

The Committee shall have the authority to retain such independent advisors as it may deem necessary or advisable for its purposes and communicate directly with such advisors. The expenses related to such engagements shall be determined by the Committee and funded by the Corporation.

Charter Review

The Committee will annually review and reassess the adequacy of this policy and submit any recommended changes to the Board for approval.

APPENDIX B

BOARD MANDATE

The board of directors (the "Board") of Zentek Ltd. (the "Corporation") assumes responsibility for the stewardship of the Corporation.

Although directors may be nominated by certain persons to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Corporation must be paramount at all times.

Responsibilities

As an integral part of that stewardship responsibility, the Board has responsibility for the following matters (either itself, or through duly appointed and constituted committees of the Board in accordance with applicable laws):

a) The Board has primary responsibility for the development and adoption of the strategic direction of the Corporation. The Board contributes to the development of strategic direction by approving, at least annually, a strategic plan developed and proposed by management.  The plan will take into account the business opportunities and business risks of the Corporation. The Board reviews with management from time to time the strategic planning environment, the emergence of new opportunities, trends and risks and the implications of these developments for the strategic direction of the Corporation. The Board reviews and approves the Corporation's financial objectives, plans and actions, including significant capital allocations and expenditures.

b) The Board monitors corporate performance against the strategic and business plans, including assessing operating results to evaluate whether the business is being properly managed.

c) The Board identifies the principal business risks of the Corporation and ensures that there are appropriate systems put in place to manage these risks.

d) The Board monitors and ensures the integrity of the internal controls and procedures (including adequate management information systems) within the Corporation and the financial reporting procedures of the Corporation.

e) The Board is responsible for ensuring appropriate standards of corporate conduct including, adopting a corporate code of ethics for all employees and senior management, and monitoring compliance with such code, if appropriate.

f) The Board is responsible for monitoring of financial performance and other financial reporting matters as follows:

i) the Board has oversight responsibility for reviewing and questioning the strategies and plans of the Corporation;

ii) the Board has oversight responsibility for reviewing systems for managing the principal risks of the Corporation's business including insurance coverage, conduct of material litigation and the effectiveness of internal controls;

iii) the Board is responsible for considering appropriate measures if the performance of the Corporation falls short of its goals or if other special circumstances warrant;

iv) the Board shall be responsible for approving the interim and audited financial statements and the notes thereto and the Corporation's management discussion and analysis with respect to such financial statements which shall include the following:

▪ overseeing the accurate reporting of the financial performance of the Corporation to its shareholders on a timely and regular basis;

▪ overseeing that the financial results are reported fairly and in accordance with international financial reporting standards; and

▪ ensuring the integrity of the internal control and management information systems of the Corporation; and

v) the Board has responsibility for effectively monitoring the principal risks of the Corporation;

g) The Board is responsible for establishing and reviewing from time to time a dividend policy for the Corporation.

h) The Board is responsible for reviewing the compensation of members of the Board to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director and for reviewing the compensation of members of the senior management team to ensure that they are competitive within the industry and that the form of compensation aligns the interests of each such individual with those of the Corporation.

i) The Board reviews and approves material transactions not in the ordinary course of business.

j) The Board reviews and approves the budget on an annual basis, including the spending limits and authorizations, as recommended by the Audit Committee.

k) The Board ensures that there is in place appropriate succession planning, including the appointment, training and monitoring of senior management and members of the Board.

l) The Board is responsible for assessing its own effectiveness in fulfilling its mandate and evaluating the relevant disclosed relationships of each independent director and shall make an affirmative determination that such relationships do not preclude a determination that the director is independent.

m) The Board approves a disclosure policy that includes a framework for investor relations and a public disclosure policy.

n) The Board is responsible for satisfying itself as to the integrity of the Chief Executive Officer ("CEO") and other senior officers and that the CEO and other senior officers create a culture of integrity throughout the organization. The Board is responsible for developing and approving goals and objectives which the CEO is responsible for meeting.

o) The Board is responsible for developing the Corporation's approach to corporate governance principles and guidelines that are specifically applicable to the Corporation.

p) The Board is responsible for performing such other functions as prescribed by law or assigned to the Board in the Corporation's governing documents.

q) Set forth below are procedures relating to the Board's operations:

  General process - The Board is responsible for:

(i) approving and monitoring compliance with all significant policies and procedures within which the Corporation operates;

(ii) approving policies and procedures designed to ensure that the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

(iii) implementing the appropriate structures and procedures to ensure that the board functions independently of management;

(iv) enforcing obligations of the directors respecting confidential treatment of the Corporation's proprietary information and Board deliberations; and

(v) Establishing policies and procedures whereby members of the Board will be required on an annual basis to assess their own effectiveness as directors and the effectiveness of committees of the Board and the Board as a whole.

  Size of Board and selection process - The directors of the Corporation are elected each year by the shareholders at the annual meeting of shareholders. The Board will determine a slate of nominees to the shareholders for election based upon the following considerations:

i) the competencies and skills which the Board as a whole should possess;

ii) the competencies and skills which each existing director possesses; and

iii) The appropriate size of the Board to facilitate effective decision-making. Any shareholder may propose a nominee for election to the Board either by means of a shareholder proposal upon compliance with the requirements of the Business Corporations Act (Ontario) ("OBCA") and the Corporation's by-laws or at the annual meeting in compliance with the requirements of the OBCA and the Corporation's by-laws. The Board also recommends the number of directors on the Board to shareholders for approval, subject to compliance with the requirements of the OBCA and the Corporation's bylaws. Between annual meetings, the Board may appoint directors to serve until the next annual meeting, subject to compliance with the requirements of the OBCA. Individual Board members are responsible for assisting the Board in identifying and recommending new nominees for election to the Board, as needed or appropriate.

  Director orientation and continuing education - The Board, together with the Nominating and Corporate Governance Committee administered by the Compensation Committee (the "Nominating and Corporate Governance Committee") is responsible for providing a comprehensive orientation and education program for new directors which fully sets out:

i) the role of the Board and its committees;

ii) the nature and operation of the business of the Corporation; and

iii) The contribution which individual directors are expected to make to the Board in terms of both time and resource commitments. In addition, the Board together with the Nominating and Corporate Governance Committee is also responsible for providing continuing education opportunities to existing directors so that individual directors can maintain and enhance their abilities and ensure that their knowledge of the business of the Corporation remains current.

  Meetings - The Board has at least four scheduled meetings a year. The Board is responsible for its agenda. Prior to each Board meeting, the Lead Director shall circulate an agenda to the Board. The Lead Director shall discuss the agenda items for the meeting with the CEO. Materials for each meeting will be distributed to directors in advance of the meetings. Directors are expected to attend at least 75% of all meetings of the Board held in a given year, and are expected to adequately review meeting materials in advance of all such meetings.

The independent directors or non-management directors shall meet at the end of each Board meeting without management and non-independent directors present. The independent directors shall appoint a chairman to chair these meetings who shall be the Lead Director.

  Committees - The Board has established the following standing committees to assist the Board in discharging its responsibilities: the Audit Committee, the Nominating and Corporate Governance Committee, the Compensation Committee and the Environmental Committee. Special committees are established from time to time to assist the Board in connection with specific matters. The chair of each committee reports to the Board following meetings of the committee. The terms of reference of each standing committee are reviewed annually by the Board.
  Evaluation - The Nominating and Corporate Governance Committee performs an annual evaluation of the effectiveness of the Board as a whole, the committees of the Board, and the contributions of individual directors.
  Compensation - The Compensation Committee recommends to the Board the compensation and benefits for non-management directors. The Committee seeks to ensure that such compensation and benefits reflect the responsibilities and risks involved in being a director of the Corporation and align the interests of the directors with the best interests of the Corporation.
  Nomination - The Board, the Nominating and Corporate Governance Committee, and the individual directors will, from time to time, identify and recommend new nominees as directors of the Corporation, based upon the following considerations:

i) the competencies and skills necessary for the Board as a whole to possess;

ii) the competencies and skills necessary for each individual director to possess;

iii) competencies and skills which each new nominee to the Board is expected to bring; and

iv) Whether the proposed nominees to the Board will be able to devote sufficient time and resources to the Corporation.

  Access to independent advisors - The Board may at any time retain outside financial, legal or other advisors at the expense of the Corporation. Any director may, subject to the approval of the Nominating and Corporate Governance Committee, retain an outside advisor at the expense of the Corporation.

Mandate Review

The Board will annually review and reassess the adequacy of this Mandate for the Board.

APPENDIX C

POSITION DESCRIPTIONS

Chief Executive Officer

The primary role of the Chief Executive Officer of Zentek Ltd. (the "Corporation") is to take overall supervisory and managerial responsibility for the day to day operations of the Corporation's business and to manage the Corporation in an effective, efficient and forward-looking way and to fulfill the priorities, goals and objectives determined by the board of directors of the Corporation (the "Board") in the context of the Corporation's strategic plans, budgets and responsibilities set out below, with a view to increasing shareholder value. The Chief Executive Officer is responsible to the Board.

Without limiting the foregoing, the Chief Executive Officer is responsible for the following:

a) develop and maintain the Corporation's goal to operate to the highest standards of the industry;

b) maintain and develop with the Board strategic plans for the Corporation and implement such plans to the best abilities of the Corporation;

c) provide quality leadership to the Corporation's staff and ensure that the Corporation's human resources are managed properly;

d) provide high-level policy options, orientations and discussions for consideration by the Board;

e) together with any special committee appointed for such purpose, maintain existing and develop new strategic alliances and consider possible merger or acquisition transactions with other mining companies which will be constructive for the Corporation's business and will help enhance shareholder value;

f) provide support, co-ordination and guidance to various responsible officers and managers of the Corporation;

g) ensure communications between the Corporation and major stakeholders, including and most importantly the Corporation's shareholders, are managed in an optimum way and are done in accordance with applicable securities laws;

h) provide timely strategic, operational and reporting information to the Board and implement its decisions in accordance with good governance, with the Corporation's policies and procedures, and within budget;

i) act as an entrepreneur and innovator within the strategic goals of the Corporation;

j) co-ordinate the preparation of an annual business plan or strategic plan;

k) ensure appropriate governance skills development and resources are made available to the Board;

l) provide a culture of high ethics throughout the organization; and

m) take primary responsibility for the administration of all of the Corporation's sub-areas and administrative practices.

Chairman of the Board

Purpose

The Chairman of the board of directors (the "Board") of Zentek Ltd. (the "Corporation") shall be a director who is designated by the full Board to act as the leader of the Board.

Who May Be chairman

The Chairman will be selected from amongst the directors of the Corporation who have a sufficient level of experience with corporate governance issues to ensure the leadership and effectiveness of the Board.

The Chairman will be selected annually at the first meeting of the Board following the annual general meeting of shareholders.

Responsibilities

The following are the responsibilities of the Chairman. The Chairman may delegate or share, where appropriate, certain of these responsibilities with the Compensation Committee and/or any other independent committee of the Board:

a) Chairing all meetings of the Board in a manner that promotes meaningful discussion.

b) Providing leadership to the Board to enhance the Board's effectiveness, including:

i) ensuring that the responsibilities of the Board are well understood by both management and the Board;

ii) ensuring that the Board works as a cohesive team with open communication;

iii) ensuring that the resources available to the Board (in particular timely and relevant information) are adequate to support its work;

iv) together with the Compensation Committee, ensuring that a process is in place by which the effectiveness of the Board and its committees (including size and composition) is assessed at least annually; and

v) together with the Compensation Committee, ensuring that a process is in place by which the contribution of individual directors to the effectiveness of the Board is assessed at least annually.

c) Managing the Board, including:

i) preparing the agenda for Board meetings and ensuring pre-meeting material is distributed in a timely manner and is appropriate in terms of relevance, efficient format and detail;

ii) adopting procedures to ensure that the Board can conduct its work effectively and efficiently, including procedures relating to committee structure and composition, scheduling, and management of meetings;

iii) ensuring meetings are appropriate in terms of frequency, length and content;

iv) ensuring that, where functions are delegated to appropriate committees, the functions are carried out and results are reported to the Board;

v) ensuring that a succession planning process is in place to appoint senior members of management when necessary;

vi) together with any special committee appointed for such purpose, approaching potential candidates once potential candidates are identified to explore their interest in joining the Board, and proposing new nominees for appointment to the Board and its committees; and

vii) ensuring procedures are established to assess and recommend new nominees for appointment to the Board and its committees.

d) Acting as liaison between the Board and management to ensure that relationships between the Board and management are conducted in a professional and constructive manner. This involves working with the Compensation Committee to ensure that the Corporation is building a healthy governance culture.

e) At the request of the Board, representing the Corporation to external groups such as shareholders and other stakeholders, including community groups and governments.

Review

The Chairman, CEO, head of the Audit Committee and the head of the Compensation Committee will annually review and reassess the adequacy of these position descriptions and submit any recommended changes to the Board for approval.